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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
                                                                                                    -----------------------------
                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER

(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                ------333-45467-01----------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER

                                                                                61745MGG2 61745MGH0 61745MGJ6 61745MGK3 61745MGL1

                                                                                61745MGM9 61745MGN7 61745MGP2 61745MGQ0 61745MGR8

                                                                                61745MGS6 61745MGT4 61745MGV9


     For Period Ended: ___December 31, 1998_____________

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
 Morgan Stanley Capital I Inc. (in respect of its Commercial Mortgage Pass-Through Certificates, Series 1998-XL1
____________________________________________________________________________________________________________________________________
Full Name of Registrant

_N/A______________________________________________________________________________________________________________________________
Former Name if Applicable

1585 Broadway
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

New York, New York 10036
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

  |X|   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  |_|   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

         The Registrant's Report on Form 10-K for fiscal year ended December 31, 1998 with respect to its
Commercial Mortgage Pass-Through Certificates, Series 1998-XL1 could not be filed within the prescribed time period.  Pursuant to the Pooling and Servicing Agreement dated as of June 1, 1998 (the "Pooling Agreement"), by and among Morgan Stanley Capital I Inc., as depositor (the "Registrant"), Midland Loan Services, Inc., as master servicer (the "Master Servicer"), Clarion Partners, LLC, as special servicer (the "Special Servicer"), and State
Street Bank and Trust Company, as trustee (in such capacity, the "Trustee"), the Trustee is to file a modified
Form 10-K with respect to the Certificates and the Trust Fund formed under the Pooling Agreement containing a
Summary Report from the Master Servicer setting forth certain information with respect to the Borrowers and
Mortgaged Properties (as such terms are defined in the Pooling Agreement) in the form required by the Pooling
Agreement and an Annual Statement as to Compliance with the provisions of the Pooling Agreement from each of the
Master Servicer and Special Servicer.  The Registrant believes that the only meaningful information to be disclosed to investors in its Report on Form 10-K is the Annual Statements as to Compliance and the Summary
Report. As of March 30, 1999, neither of such Statements and Reports have been delivered to the Trustee. The
Registrant believes that neither such Statements nor the Reports could have been obtained earlier without unreasonable effort or expense on the part of the Registrant or the Trustee.  The Registrant intends to file the
Form 10-K on or before the 15th calendar day following the prescribed due date.


                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Amelia M. Charamba, Esq.                                     (617)                              951-2062
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No

    --------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |_| Yes  |X| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.



====================================================================================================================================


                                                   Morgan Stanley Capital 1 Inc.
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 1999                                                             By:State Street Bank and Trust Company, solely in
                                                                                its capacity as trustee for Morgan Stanley Capital I
                                                                                Inc.'s Commercial Mortgage Pass-Through
                                                                                Certificates, Series 1998-XL1 and not individually
                                                                                By:/s/ Julie Kirby
                                                                                Julie Kirby, Assistant Vice President



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